Filed by Medtronic plc
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Medtronic plc
Commission File No.: 1-36820

Medtronic plc
Exchange Offer Talking Points for ESPP Shares
The following talking points are intended for Fidelity phone representatives handling ESPP participant elections in connection with Medtronic’s exchange offer.
Overview
•Medtronic is offering its shareholders the opportunity to exchange some or all of their Medtronic ordinary shares for shares of MiniMed Group, Inc., a company being separated from Medtronic.
•Participation is completely voluntary. If you do not wish to participate, no action is required.

Eligibility
•Medtronic shares purchased under Medtronic’s Employee Share Purchase Plan (“ESPP”) are eligible to participate in the exchange offer only if they have been held for at least one year from the purchase date.1
oIf the shares were purchased more than one year before the expiration date of the offer period, those shares are eligible. If they were purchased less than one year before, they cannot be tendered.
oE.g., If the exchange offer period expires on October 9, 2026, ESPP shares that were purchased on or before October 8, 2025 may be tendered.
•If you participate in Medtronic’s Dividend Reinvestment Plan (“DRIP”) through your ESPP account, the shares you received through dividend reinvestment can be tendered regardless of when they were received.2 DRIP shares are not subject to the one-year holding period requirement.

Procedures for Tender
•You may tender all, some or none of your ESPP shares that have satisfied the one-year holding period.
•The rules and procedures for tendering ESPP shares are different from those described in the Prospectus. In particular, the deadlines for tendering and withdrawing ESPP shares are earlier than the general deadlines. You must submit your election by October 8, 2026 and may withdraw your election until October 8, 2026. If the exchange offer is extended, these deadlines may also be extended.
•If your ESPP shares are accepted in the exchange, you will receive MiniMed shares in book-entry form.
•MiniMed will not issue fractional shares. Fractional share entitlements will be aggregated and sold in the open market, and you will receive your proportional share of the net cash proceeds.
•Medtronic reserves the right to reject any tender that it determines is not in proper form or that would be unlawful to accept.

Questions to Redirect
•Do not provide advice on:
oWhether the caller should or should not participate in the exchange offer.
oSpecific tax consequences, including gain or loss recognition, qualifying or disqualifying dispositions, cost basis and holding period carryover.
•Direct the caller to their own financial or tax advisor for advice specific to their situation.
•Direct substantive questions about the exchange offer to the information agent.
1     All ESPP shares sit in one position (they are not segregated by purchase date in the account view), but each lot has a tracked purchase date.
2     DRIP shares have their own lot entries in the tax accounting system, but for participants show up in the aggregate with other Medtronic shares. There is no sub-segregation between ESPP-origin DRIP shares and non-ESPP DRIP shares.

•D.F. King & Co., Inc. is the information agent: (877) 361-7972 (toll-free) or (646) 845-0146 (banks, brokers, and international callers).
•For commonly asked questions about the exchange offer, direct callers to the “Questions and Answers About the Exchange Offer” section at the front of the Prospectus.

Cautions Regarding Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties, including risks related to the expected effects on Medtronic and MiniMed of the Exchange Offer, the anticipated timing and benefits of the Exchange Offer, Medtronic’s ability to satisfy the necessary conditions to consummate its separation of MiniMed, Medtronic’s ability to successfully consummate the separation of MiniMed and realize the anticipated benefits from the separation (including consummating the transaction on a basis that is generally tax-free to shareholders for U.S. federal income tax purposes), MiniMed’s ability to succeed as an independent publicly traded company, competitive factors, difficulties and delays inherent in the development, manufacturing, marketing and sale of medical products, government regulation, geopolitical conflicts, changing global trade policies, general economic conditions, and other risks and uncertainties described in Medtronic’s and MiniMed’s periodic reports on file with the SEC including their most recent respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO, and other Exchange Offer documents filed by Medtronic or MiniMed, as applicable, with the SEC. In some cases, you can identify these statements by forward-looking words or expressions, such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “plan,” “possible,” “potential,” “project,” “should,” “going to,” “will,” and similar words or expressions, the negative or plural of such words or expressions and other comparable terminology. Actual results may differ materially from anticipated results. Medtronic does not undertake to update its forward-looking statements or any of the information contained in this communication, including to reflect future events or circumstances.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities or a recommendation as to whether investors should participate in the Exchange Offer. MiniMed has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a Prospectus. The Exchange Offer is made solely by the Prospectus. The Prospectus contains important information about the Exchange Offer, Medtronic, MiniMed and related matters, and Medtronic has delivered the Prospectus to holders of Medtronic Ordinary Shares. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Medtronic, MiniMed or any of their respective directors or officers or the dealer managers appointed with respect to the Exchange Offer make any recommendation as to whether you should participate in the Exchange Offer.

Medtronic has filed with the SEC a Schedule TO, which contains important information about the Exchange Offer.

Holders of Medtronic Ordinary Shares may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Medtronic and MiniMed file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Medtronic Ordinary Shares may also obtain a copy of the Prospectus by clicking on the appropriate link on http://www.dfking.com/MDTSeparation.

Medtronic has retained D.F. King & Co., Inc. as the information agent for the Exchange Offer. To obtain copies of the Prospectus and related documents, or for questions about the terms of the Exchange Offer or how to participate, you may contact the information agent at (877) 361-7972 (toll-free for shareholders) or (646) 845-0146 (banks, brokers and all others outside the United States).

Medtronic reserves the right to amend the equity compensation plans described herein at any time or from time to time and to suspend or terminate such plans, in whole or in part, at any time. In the event of a conflict between the official plan documents and this communication, the official plan documents will control.